UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Cache, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

127150308

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 127150308	Page 2 of 9 Pages

1.	Names of reporting persons. Mill Road Capital, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,686,121 (1)
	8.	Shared voting power 3,786,635 (1)
	9.	Sole dispositive power 2,686,121 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,686,121 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 12.5%
14.	Type of reporting person (see instructions) PN

(1)	Each of the sole voting power, sole dispositive power and aggregate beneficial ownership reported represents 2,686,121 shares directly held by Mill Road Capital, L.P. (the “Mill Road Fund”). The shared voting power reported represents 3,786,635 shares directly held by MFP Partners, L.P., a Delaware limited partnership (“MFP”), as of May 1, 2013 that the Mill Road Fund may be deemed to have the shared power to vote (or direct the vote of) as a result of the Voting Agreement (the “Voting Agreement”) dated as of February 5, 2013 by and among Cache, Inc., the Mill Road Fund and MFP. Except to the extent that the Mill Road Fund may be so deemed to have the shared power to vote (or direct the vote of) these 3,786,635 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Mill Road Fund that it is the beneficial owner of such shares for purposes of Sections 13(d) or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.

13D

CUSIP No. 127150308	Page 3 of 9 Pages

1.	Names of reporting persons Mill Road Capital GP LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,686,121 (1)
	8.	Shared voting power 3,786,635 (1)
	9.	Sole dispositive power 2,686,121 (1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,686,121 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 12.5%
14.	Type of reporting person (see instructions) OO

(1)	Each of the sole voting power, sole dispositive power and aggregate beneficial ownership reported represents shares directly held by the Mill Road Fund, of which Mill Road Capital GP LLC (the “Mill Road GP”) is the sole general partner and, as such, has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares. The shared voting power reported represents 3,786,635 shares directly held by MFP as of May 1, 2013 that the Mill Road GP may be deemed to have the shared power to vote (or direct the vote of) as a result of the Voting Agreement. Except to the extent that the Mill Road GP may be so deemed to have the shared power to vote (or direct the vote of) these 3,786,635 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Mill Road GP that it is the beneficial owner of such shares for purposes of Sections 13(d) or 16 of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

13D

CUSIP No. 127150308	Page 4 of 9 Pages

1.	Names of reporting persons. Thomas E. Lynch
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,472,756 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,686,121 (1)
11.	Aggregate amount beneficially owned by each reporting person 2,686,121 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 12.5%
14.	Type of reporting person (see instructions) IN

(1)	The shared voting power reported includes, and each of the shared dispositive power and aggregate beneficial ownership reported represents, 2,686,121 shares directly held by the Mill Road Fund. Mr. Lynch is a management committee director of the Mill Road GP and has the shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Mill Road GP and the Mill Road Fund. The shared voting power reported also includes 3,786,635 shares directly held by MFP as of May 1, 2013 that Mr. Lynch may be deemed to have the shared power to vote (or direct the vote of) as a result of the Voting Agreement. Except to the extent that Mr. Lynch may be so deemed to have the shared power to vote (or direct the vote of) these 3,786,635 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Lynch that he is the beneficial owner of such shares for purposes of Sections 13(d) or 16 of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

13D

CUSIP No. 127150308	Page 5 of 9 Pages

1.	Names of reporting persons. Scott P. Scharfman
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,472,756 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,686,121 (1)
11.	Aggregate amount beneficially owned by each reporting person 2,686,121 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 12.5%
14.	Type of reporting person (see instructions) IN

(1)	The shared voting power reported includes, and each of the shared dispositive power and aggregate beneficial ownership reported represents, 2,686,121 shares directly held by the Mill Road Fund. Mr. Scharfman is a management committee director of the Mill Road GP and has the shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the Mill Road GP and the Mill Road Fund. The shared voting power reported also includes 3,786,635 shares directly held by MFP as of May 1, 2013 that Mr. Scharfman may be deemed to have the shared power to vote (or direct the vote of) as a result of the Voting Agreement. Except to the extent that Mr. Scharfman may be so deemed to have the shared power to vote (or direct the vote of) these 3,786,635 shares, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Scharfman that he is the beneficial owner of such shares for purposes of Sections 13(d) or 16 of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 127150308	Page 6 of 9 Pages

This Amendment No. 2 to the joint statement on Schedule 13D with respect to the common stock, $0.01 par value per share, of Cache, Inc., a Florida corporation, filed by the undersigned on February 15, 2013, as amended by the Amendment No. 1 on Schedule 13D filed by the undersigned on March 13, 2013 (such filing, as so amended and as amended hereby, the “Schedule 13D”), further amends the Schedule 13D as follows:

1.	The first paragraph of Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

‘The Mill Road Fund has acquired beneficial ownership of an aggregate of 2,686,121 shares of Common Stock for $5,744,959.57 using working capital from the Mill Road Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Mill Road Fund with a broker on customary terms and conditions.’

2.	The third sentence of the second paragraph of Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

‘As described in Item 5 of this Schedule 13D, as a result of the Voting Agreement, the Reporting Persons may be deemed to have acquired the shared power to vote (or direct the vote of) 3,786,635 shares of Common Stock directly held by MFP as of May 1, 2013.’

3.	Item 4 of the Schedule 13D is hereby amended by adding the following paragraph after its seventh paragraph:

‘On May 1, 2013, the transactions contemplated by the Investment Agreement, as amended, closed. At the closing, the Mill Road Fund acquired (i) 149,229 shares of Common Stock at a purchase price of $1.65 per share by exercising its basic subscription rights in the rights offering and (ii) 2,121,212 shares of Common Stock at purchase price of $1.65 per share, or approximately $3.5 million in the aggregate, pursuant to the Investment Agreement, as amended. In addition, at the closing, the Issuer, the Mill Road Fund and MFP entered into the Registration Rights Agreement.’

4.	Item 4 of the Schedule 13D is hereby amended by adding the following paragraph after its tenth paragraph:

‘On April 4, 2013, in accordance with the Voting Agreement, Morton J. Schrader and Arthur S. Mintz resigned from the Issuer’s board of directors and Michael F. Price and Charles J. Hinkaty, who was designated by the Mill Road Fund in consultation with MFP, were appointed to the Issuer’s board of directors to fill the vacancies created by these resignations.’

5.	The first paragraph of Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

‘The percentages of beneficial ownership reported for the Reporting Persons in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based

CUSIP No. 127150308	Page 7 of 9 Pages

on a total of 21,446,061 shares of Common Stock issued and outstanding as of May 3, 2013, which amount reflects (i) 13,495,366 shares issued and outstanding on April 4, 2013, as reported in the prospectus filed by the Issuer on April 5, 2013, (ii) 8,132,917 shares issued on May 1, 2013 in the rights offering and the other purchases made under the Investment Agreement, as amended, and (iii) 182,222 shares of unvested restricted stock forfeited between April 4, 2013 and May 2, 2013, as reported to the Reporting Persons by the Issuer on May 2, 2013. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of May 3, 2013, unless otherwise indicated.’

6.	Paragraphs (a, b) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

‘(a, b) The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this paragraph. The Mill Road Fund directly holds, and thus has sole voting power and dispositive power over, 2,686,121 shares of Common Stock. The Mill Road GP, as sole general partner of the Mill Road Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock, and each of Messrs. Lynch and Scharfman has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock on behalf of the Mill Road GP and the Mill Road Fund. Messrs. Goldman and Jacobs do not have beneficial ownership of any shares of Common Stock.

As a result of the Voting Agreement, each of the Reporting Persons may be deemed to have the shared power to vote (or direct the vote of) the 3,786,635 shares of Common Stock directly held by MFP as of May 1, 2013. Except to the extent that any Reporting Person may be so deemed to have the shared power to vote (or direct the vote of) these 3,786,635 shares of Common Stock, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that such Reporting Person is the beneficial owner of such shares of Common Stock for purposes of Sections 13(d) or 16 of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Accordingly, each of the Reporting Persons beneficially own an aggregate of 2,686,121 shares of Common Stock, or approximately 12.5% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 2,686,121 shares of Common Stock, or approximately 12.5% of the outstanding shares of Common Stock.

In addition, if the Reporting Persons are deemed to have the shared power to vote (or direct the vote of) the 3,786,635 shares of Common Stock directly held by MFP as of May 1, 2013, each of the Reporting Persons would be deemed to beneficially own an additional 3,786,635 shares of Common Stock, or approximately an additional 17.7% of the outstanding shares of Common Stock, and the Reporting Persons would beneficially own, in the aggregate, an additional 3,786,635 shares of Common Stock, or approximately an additional 17.7% of the outstanding shares of Common Stock. Neither

CUSIP No. 127150308	Page 8 of 9 Pages

the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that such Reporting Person is the beneficial owner of any such additional shares of Common Stock for purposes of Sections 13(d) or 16 of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.’

4.	Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

‘On May 1, 2013, the Mill Road Fund acquired 2,270,441 shares of Common Stock at a purchase price of $1.65 per share pursuant to the rights offering and the Investment Agreement. Except for this acquisition, no Reporting Person effected any transaction in the shares of Common Stock from March 14, 2013 (the day after the filing of the most recent amendment to this Schedule 13D) to May 3, 2013.’

5.	The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

‘On February 5, 2013, the Mill Road Fund entered into the Voting Agreement and the Investment Agreement. On March 12, 2013, the Mill Road Fund entered into the IA Amendment. On May 1, 2013, the Mill Road Fund entered into the Registration Rights Agreement. Each of these agreements is described in Item 4, the entirety of which is incorporated by reference into this Item 6.’

6.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature pages follow]

CUSIP No. 127150308	Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 3, 2013

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC,
its general partner

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/s/ Charles M. B. Goldman
Charles M. B. Goldman, attorney-in-fact